

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 10, 2015

Gregory B. Maffei
Chief Executive Officer
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112

      Re: Liberty Broadband Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed July 31, 2015
              File No. 001-36713

Dear Mr. Maffei:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

General

1.   Please provide us with a materiality analysis as to whether pro forma financial information is required pursuant to Rule 11-01(a)(8) of Regulation S-X to show the effect of the Charter Investment Agreement with respect to the company's financial statements and/or Charter's financial statements giving effect to the TWC Transactions and Bright House Transactions. Refer to Item 11(e), 13(a) and 13(b)(2) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Katherine C. Jewell
       Baker Botts LLP